SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 8, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes: ☐      No:  ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Afinitor® Phase II data show positive results for patients with multiple types of lymphoma, leading to Phase III trial

•                  Afinitor significantly reduced tumor size by 50% or more in one out of three patients with refractory or relapsed lymphoma

•                  Phase III study underway to explore potential of Afinitor to prevent relapse in patients with the most common type of non-Hodgkin’s lymphoma

Basel, June 8, 2009 — New data show that Afinitor® (everolimus) Tablets significantly shrunk tumors in 33% of patients with relapsed non-Hodgkin’s lymphoma (NHL) and Hodgkin’s disease(1). Based on results from this study and other early-stage research, Novartis has initiated a Phase III trial in the most common NHL, diffuse large B-cell lymphoma (DLBCL).

Non-Hodgkin’s lymphoma and Hodgkin’s disease, also known as Hodgkin’s lymphoma, refer to a variety of cancers affecting the immune system, such as DLBCL, mantle cell lymphoma and follicular lymphoma(2). Up to 60% of patients with aggressive types of NHL, including DLBCL, may be cured with appropriate therapy(3). However, NHL patients have a high risk of relapse after initial therapy and no treatments are currently available to reduce this risk(4),(5).

The Phase II open-label trial of 145 lymphoma patients was presented at the 14th annual European Hematology Association congress in Berlin, Germany. Results show that 33% of patients with relapsed NHL and Hodgkin’s disease treated with everolimus experienced a 50% or greater reduction in tumor size. This 33% overall response rate (ORR) is defined as complete or partial tumor shrinkage (95% confidence interval: 26—41%). The median time to disease progression for all 145 patients was 4.3 months (95% CI; 3.6-5.9 months) and the median duration of response for the 48 responders was 6.8 months (95% CI; 5.4-11.0 months). Nineteen responders remained progression free at 6 months(1).

“We continue to see the potential of Afinitor in multiple types of cancer,” said Alessandro Riva, MD, Executive Vice President, Global Head, Novartis Oncology Development. “These latest data show an antitumor effect in lymphoma that support the rationale for a Phase III study of Afinitor to prevent relapse in patients with diffuse large B-cell lymphoma, where there is a significant unmet medical need.”

Novartis has initiated PILLAR-2 (PIvotaL Lymphoma triAls of RAD001), a Phase III trial investigating adjuvant treatment with everolimus (RAD001) in poor-risk patients with DLBCL who achieved complete remission with first-line rituximab combined with chemotherapy. This worldwide study will evaluate the potential of everolimus to extend disease-free survival in patients with DLBCL. The longer a patient with DLBCL is in remission the higher their likelihood to remain disease-free. There is no approved therapy for the approximately 50% of patients who will relapse after achieving a complete response on initial treatment, demonstrating an important unmet need(6).

EHA study details

The proof-of-concept, open-label, single-arm, multicenter Phase II study was designed to assess the efficacy and safety of everolimus in patients with relapsed/refractory aggressive or indolent NHL or Hodgkin’s disease whose disease progressed despite prior treatment. Patients had received a median of four prior therapies (between one and 15 therapies). The study included patients with T-cell non-Hodgkin’s lymphoma, Hodgkin’s disease, follicular lymphoma, mantle cell lymphoma, DLBCL and small lymphocytic lymphoma; all of whom had experienced disease progression despite prior treatment. The primary endpoint of the study is to assess ORR. Secondary endpoints include assessment of progression-free survival (PFS), overall survival, time to disease progression and the safety profile of Afinitor(1).

In the trial, everolimus showed anticancer activity across multiple types of lymphoma, including T-cell non-Hodgkin’s lymphoma (63% ORR), Hodgkin’s disease (53% ORR), follicular lymphoma (50% ORR), mantle cell lymphoma (32% ORR), DLBCL (30% ORR) and small lymphocytic lymphoma (18% ORR)(1).

Patients received everolimus 10 mg daily and were evaluated monthly. Dose reductions to 5 mg daily and 5 mg every other day were permitted. Response was assessed after two cycles of treatment and periodically thereafter. Patients received a median of three cycles(1). Overall, everolimus was well tolerated. The most commonly reported adverse events (grade 3 or 4; >10% patients) in this heavily pretreated population included anemia, neutropenia and thrombocytopenia(1).

About non-Hodgkin’s lymphoma and Hodgkin’s disease

Non-Hodgkin’s lymphoma and Hodgkin’s disease manifest in the cells of the lymphatic system, which is composed of lymphoid tissue, lymph vessels and lymph fluid that help the body filter out bacteria and fight disease. Since lymphatic tissue is located throughout the body, NHL and Hodgkin’s disease can start almost anywhere(2),(7),(8). The most recent data indicate that more than 300,000 new cases of NHL develop around the world each year(9).

About Afinitor

Afinitor has been approved by the US Food and Drug Administration (FDA) as the first oral, daily therapy (5 mg and 10 mg tablets) to treat advanced kidney cancer after failure of treatment with sunitinib or sorafenib. Recently, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion supporting EU approval of Afinitor to treat patients with advanced renal cell carcinoma whose disease has progressed on or after treatment with vascular endothelial growth factor (VEGF)-targeted therapy.

In cancer cells, Afinitor continuously targets mTOR, a protein that acts as a central regulator of tumor cell division, blood vessel growth and cell metabolism. Novartis has also filed regulatory submissions with other regulatory agencies globally for the treatment of advanced kidney cancer. Afinitor is being studied in multiple cancer types, including NET, breast, gastric and hepatocellular carcinoma (HCC), as well as tuberous sclerosis complex (TSC) and NHL.

The active ingredient in Afinitor is everolimus, which is available in different dosage strengths under the trade name Certican® for the prevention of organ rejection in heart and kidney transplant recipients. Certican was first approved in the EU in 2003.

Afinitor important safety information

Afinitor is contraindicated in patients with hypersensitivity to everolimus, to other rapamycin derivatives or to any of the excipients. Potentially serious adverse reactions include non-infectious pneumonitis and infections for which patients should be monitored carefully and treated as needed. In addition, non-infectious pneumonitis may require temporary dose reduction and/or interruption or discontinuation. Patients with systemic invasive fungal infections should not receive

Afinitor. Oral ulceration is a common side effect with Afinitor. Renal function, blood glucose, lipids and hematological parameters should be evaluated prior to the start of therapy with Afinitor and periodically thereafter. Strong or moderate CYP3A4 or P-glycoprotein inhibitors should be avoided. An increase in the dose of Afinitor is recommended when co-administered with a strong CYP3A4 inducer. Live vaccinations and close contact with those who have received live vaccines should be avoided by patients taking Afinitor. Afinitor should not be used in patients with severe hepatic impairment. Afinitor may cause fetal harm in pregnant women.

The most common adverse reactions irrespective of causality (incidence ≥ 30%) were stomatitis, infections, asthenia, fatigue, cough and diarrhea. The most common grade 3/4 adverse reactions irrespective of causality (incidence ≥ 3%) were infections, dyspnea, fatigue, stomatitis, dehydration, pneumonitis, abdominal pain and asthenia. The most common laboratory abnormalities (incidence ≥ 50%) were anemia, hypercholesterolemia, hypertriglyceridemia, hyperglycemia, lymphopenia and increased creatinine. The most common grade 3/4 laboratory abnormalities (incidence ≥ 3%) were lymphopenia, hyperglycemia, anemia, hypophosphatemia and hypercholesterolemia. Deaths due to acute respiratory failure (0.7%), infection (0.7%) and acute renal failure (0.4%) were observed in patients receiving Afinitor.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential,” “may,” “risk,” “will,” “potentially,” or similar expressions, or by express or implied discussions regarding potential new marketing approvals, or new indications or labeling for Afinitor or regarding potential future revenues from Afinitor. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Afinitor to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Afinitor will be approved for sale in any additional markets, or that Afinitor will be approved for any additional indications or labeling. Nor can there be any guarantee that Afinitor will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Afinitor could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)         Thomas E. Witzig et al. A Phase II Trial of the Oral mTor Inhibitor Everolimus in Relapsed Non-Hodgkin’s Lymphoma (NHL) and Hodgkin’s Disease (HD). EHA 14th Congress. Berlin, Germany

(2)         National Cancer Institute. General Information about Non-Hodgkin Lymphoma.  Available at: http://www.cancer.gov/cancertopics/pdq/treatment/adult-non-hodgkins/HealthProfessional/page2/print. Accessed May 21,2009

(3)         National Cancer Institute. What You Need to Know About Non-Hodgkin’s Lymphoma. What is Non-Hodgkin’s Lymphoma? Available at: http://www.cancer.gov/cancertopics/wyntk/non-hodgkin-lymphoma. Accessed May 11,2009

(4)         National Cancer Institute. General Information on Non-Hodgkin’s. Available at: http://www.cancer.gov/cancertopics/pdq/treatment/adult-nonhodgkins/HealthProfessional

(5)         National Comprehensive Cancer Network. NCCN Clinical Practice Guidelines in Oncology: Non-Hodgkin’s Lymphoma. Available at: http://www.nccn.org/professionals/physician_gls/PDF/nhl.pdf. Accessed May 11, 2009

(6)         X Zhang et al. Serum diagnosis of diffuse large B-cell lymphomas and further identification of response to therapy using SELDI-TOF-MS and tree analysis patterning.  BMC Cancer 2007, 7:235

(7)         American Cancer Society. What Is Hodgkin’s Disease? Available at: http://www.cancer.org/docroot/CRI/content/CRI_2_4_1x_What_Is_Hodgkin_Disease.asp. Accessed May 11, 2009

(8)         National Cancer Institute. General Information About Adult Non-Hodgkin’sLymphoma. Available at: http://www.cancer.gov/cancertopics/pdq/treatment/adult-non-hodgkins/patient. Accessed May 11, 2009

(9)         D. Max Parkin, MD et al. Global Cancer Statistics 2002. American Cancer Society. Available at:
http://www.intl-caonline.amcancersoc.org/cgi/content/full/55/2/74  Accessed May 11, 2009

# # #

Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff		Denise Brashear
Novartis Global Media Relations		Novartis Oncology
+41 61 324 7999 (direct)		+1 862 778 7336 (direct)
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eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
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Isabella Zinck	+41 61 324 7188
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 8, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting